Exhibit 21.1

Sonim Technologies, Inc.

List of Subsidiaries

Subsidiary	Jurisdiction
Sonim Technologies (INDIA) Private Limited	India
Sonim Technologies (Shenzhen) Limited	China
Sonim Technologies Shenzhen Limited Beijing Branch	China
Sonim Technologies Spain SL	Spain
Sonim Communications (India) Private Limited	India
Sonim Technologies (Hong Kong) Limited	Hong Kong